NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
MAY 23, 2013

MANAGEMENT INFORMATION CIRCULAR

(Containing information as at April 1, 2013, unless otherwise specified)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of First Majestic Silver Corp. (the "Company") will be held at Terminal City Club, 837 Hastings Street, Vancouver, British Columbia, V6C 1B6, on Thursday, May 23, 2013 at 10:00 a.m. (Vancouver time). At the meeting, the shareholders will receive the financial statements for the year ended December 31, 2012, together with the auditor’s report thereon, receive and consider the Report of the directors, and consider resolutions:

1.	To determine the number of directors at seven.

2.	To elect directors.

3.	To appoint Deloitte LLP, Independent Registered Chartered Accountants, as auditors for the Company to hold office until the next annual general meeting of shareholders.

4.	To authorize the directors to fix the remuneration to be paid to the auditors.

5.

To consider, and if deemed appropriate, to approve by ordinary resolution, the ratification and approval of an advance notice policy adopted by the Board of the Company, as more particularly set in the section of the Information Circular entitled ~~“~~Ratification and Approval of Advance Notice Policy”.

6.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Only registered shareholders at the close of business on April 1, 2013 will be entitled to vote at the Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please read, sign and date the accompanying form of proxy for the Meeting and deposit it with Computershare Investor Services Inc. (“Computershare”) by courier or mail at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, or by facsimile at 1-866-249-7775 (toll free in North America) or 1-416-263-9524 (international) by 10:00 a.m. (Vancouver, British Columbia time) on Tuesday, May 21, 2013 (or before 48 hours, excluding Saturdays, Sundays and holidays before any postponement or adjournment of the Meeting. Alternatively, registered shareholders may vote by telephone (1-866-734-8683) or online (www.investorvote.com) using the control number listed on the accompanying form of proxy.

If you are a non-registered shareholder of the Company, please complete and return the voting instruction form (or other accompanying form) in accordance with the instructions for completion and deposit.

An information circular and form of proxy or voting instruction form (or other accompanying form) accompany this notice.

DATED at Vancouver, British Columbia, this 24th day of April, 2013.

ON BEHALF OF THE BOARD OF DIRECTORS
OF FIRST MAJESTIC SILVER CORP.

“Keith Neumeyer”

Keith Neumeyer
President and Chief Executive Officer

PART ONE
VOTING INFORMATION

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of First Majestic Silver Corp. (“First Majestic” or the "Company"). The accompanying form of proxy (the “Proxy”) is for use at the Annual General Meeting of shareholders of the Company (the "Meeting") to be held on May 23, 2013 at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company at nominal cost. The Company may retain other persons or companies to solicit proxies on behalf of management, in which event customary fees for such services will be paid. All costs of solicitation will be borne by the Company.

Voting Instructions

Registered Shareholders

Registered shareholders hold common shares that are registered directly in their names. Registered shareholders may vote by attending the Meeting, by appointing proxyholders, by telephone or by voting online.

Registered shareholders that wish to vote in person at the Meeting do not need to complete and deposit the accompanying form of Proxy and should register with the scrutineer at the Meeting.

Registered shareholders that wish to appoint a proxyholder to vote at the Meeting may complete the accompanying form of Proxy. The accompanying form of Proxy names a director and/or officer of the Company as a proxyholder/alternate proxyholder (the “Management Designees”). Registered shareholders that wish to appoint another person, who need not be a shareholder, to serve as proxyholder/alternate proxyholder at the Meeting may do so by striking out the names of the management nominees and inserted the desired name(s) in the blank space provided in the accompanying form of Proxy. Registered shareholders may direct the manner in which their common shares are to be voted or withheld from voting at the Meeting by marking their instructions on the accompanying form of Proxy. The common shares represented by the accompanying Proxy will be voted or withheld from voting by the management in accordance with the instructions of registered shareholders. If there are no instructions, those common shares will be voted for each matter. The accompanying Proxy grants the proxyholder discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Information Circular, management knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Alternatively, registered shareholders may vote by telephone (1-866-734-8683) or online (www.investorvote.com) using the control number listed on the accompanying form of Proxy.

To be valid, completed proxies must be deposited with or telephonic/online votes must be received by Computershare Investor Services Inc. (“Computershare”) by 10:00 a.m. (local time in Vancouver, British Columbia) on May 21, 2013 or before 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.

The Proxy may be revoked by

(a)              completing a Proxy with a later date and depositing it by the time and at place noted above;

(b)              signing and dating a written notice of revocation and delivering it to Computershare, or by transmitting a revocation by telephonic or electronic means, to Computershare, at any time up to and including the last business day preceding the day of the Meeting, or any postponement or adjournment, at which the Proxy is to be used, or delivering a written notice of revocation and delivering it to the Chairman of the Meeting on the day of the Meeting or any postponement or adjournment; or

(c)              attending the Meeting or any postponement or adjournment and registering with the scrutineer as a shareholder present in person.

Non-Registered Holders

Non-registered shareholders hold common shares that are registered in the name of an intermediary (such as a broker, bank, trust company, securities dealer, trustees or administrators of RRSP’s, RRIF’s, RESP’s or similar plans) or clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust Company).

Non-registered shareholders may vote in person or through a proxyholder at the Meeting or through intermediaries using the voting instruction form (or other form) accompanying the Circular. Alternatively, some non-registered shareholders may be able to vote by telephone or online and should refer to the voting instruction form (or other form) accompanying the Circular for further details and instructions.

If non-registered shareholders wish to vote in person or through a proxyholder at the Meeting, it is critical to follow the required procedures for appointing proxyholders given that the Company does not have unrestricted access to the names of the Company’s non-registered shareholders and accordingly would not otherwise have any record of a non-registered shareholder’s entitlement to vote at the Meeting.

Non-registered shareholders may appoint themselves or nominees as proxyholders using one of the following procedures:

(a)              carefully following the instructions for appointing a proxyholder contained in the accompanying voting instruction form (or other form) accompanying the Circular and ensuring that such request is communicated to the appropriate person well in advance of the Meeting and in accordance with such instructions; or

(b)              unless prohibited by applicable corporate law, submitting any other document in writing to the Company requesting the non-registered shareholder or its nominee be given authority to attend, vote and otherwise at for and on behalf of the registered shareholder in respect of all matters that may come before the Meeting or any postponement or adjournment by 10:00 a.m. (Vancouver, British Columbia time) on May 17, 2013 (or before 72 hours, excluding Saturdays, Sundays and holidays before any postponement or adjournment of the Meeting).

Non-registered shareholders that wish to vote through their intermediaries using the voting instruction form (or other form) accompanying the Circular should carefully follow the instructions contained in the voting instruction form (or other form) accompanying the Circular and should ensure that such instructions are communicated to the appropriate person well in advance of the Meeting.

Non-registered shareholders should refer to the voting instruction form (or other form) accompanying the Circular to determine if telephonic or online voting is available.

Non-registered shareholders that wish to change their voting instructions or to appoint a proxyholder after delivering voting instructions in accordance with the instructions on a voting instruction form (or other form) accompanying the Circular should contact the Company to discuss whether this is possible and what procedures must be followed.

Distribution to Non-Registered Shareholders

Pursuant to the provisions of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company is sending proxy-related materials to both registered and non-registered shareholders. Non-registered shareholders fall into two categories: those who object to their identity being known to the Company (“OBOs”) and those who do not object to their identity being made known to the Company (“NOBOs”).

The Company is sending proxy-related materials directly to NOBOs pursuant to NI 54-101. If you are a non-registered shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.

The Company will assume the costs of delivery of proxy-related materials for the Meeting to OBOs.

All references to shareholders in the Notice of Meeting, Circular and the accompanying Proxy are to registered shareholders of the Company as set out on the list of registered shareholders of the Company as maintained by the registrar and transfer agent of the Company, Computershare, unless specifically stated otherwise.

Voting Shares and Principal Holders Thereof

The authorized capital of the Company consists of an unlimited number of common shares without par value. As at April 1, 2013 there were 116,986,940 common shares without par value issued and outstanding.

Only registered shareholders of record at the close of business on April 1, 2013 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of Proxy or, where applicable, a voting instruction form, in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his/her/its name on the list of shareholders, which is available for inspection during normal business hours at the offices of the Company’s transfer agent, Computershare Trust Company of Canada and at the Meeting. The failure of any shareholder to receive the Notice of Meeting does not deprive such shareholder of his or her entitlement to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

PART TWO
BUSINESS OF THE MEETING

The Meeting will address the following matters:

1.	Receiving the consolidated financial statements for the year ended December 31, 2012, together with the auditor’s report thereon;

2.	Electing the directors who will serve until the next annual general meeting of shareholders;

3.	Appointing the auditors that will serve until the next annual general meeting shareholders and authorizing the directors to set their remuneration;

4.

Consider and, if deemed appropriate, approve by ordinary resolution, the ratification and approval of the Advance Notice Policy adopted by the Board of the Company, as more particularly set out in the section of this Information Circular entitled “Ratification and Approval of the Advance Notice Policy”; and

5.	Any such other business as may properly be brought before the Meeting.

Receiving the Consolidated Financial Statements

The audited financial statements of the Company for the year ended December 31, 2012, together with the auditor’s report on those statements (the “Financial Statements”), will be presented to the shareholders at the Meeting. The Financial Statements are included within the Company’s 2012 Annual Report which is being mailed with this Information Circular to all of the shareholders of record.

Election of Directors

The number of directors on the board of directors (the “Board of Directors”) of the Company is currently set at seven. Shareholders will be asked at the Meeting to pass an ordinary resolution to fix the number of directors at seven.

The term of office of each of the present directors expires at the close of the Meeting. Management proposes to nominate the persons listed below for election as directors at the Meeting and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. In the absence of instructions to the contrary, all proxies in the accompanying form will be voted “For” the nominees herein listed. Each director elected at the Meeting will hold office until the next Annual General Meeting, unless his office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the Proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors, unless the shareholder has specified in his or her Proxy that the shareholder’s Shares are to be withheld from voting on the election of directors.

Majority Voting Policy

On April 11, 2013, the Board adopted a policy (the “Majority Voting Policy”) which requires that any nominee for director for which there are a greater number of votes “withheld” than votes “for” his or her election will be required to tender his or her resignation as a director of the Company. This policy applies only to uncontested elections, which are elections in which the number of nominees for election director is equal to the number of positions available on the Board, and at which more than 15% of the outstanding common shares of the Company are represented in person or by proxy. If a nominee for director is required under the Majority Voting Policy to tender his or her resignation, the Board will refer the resignation to the Human Resources, Compensation and Nomination Committee (except in certain circumstances, in which case the Board will review the resignation without reference to the Human Resources, Compensation and Nomination Committee) which will consider the director’s resignation and will recommend to the Board whether or not to accept it. The Human Resources, Compensation and Nomination Committee will generally be expected to recommend accepting the resignation, except in situations where extraordinary circumstances would warrant the applicable director to continue to serve on the Board. The Board will act on the Human Resources, Compensation and Nomination Committee’s recommendation within 90 days following the certification by the scrutineer of the voting results of the applicable annual meeting and will promptly disclose by press release its decision whether to accept the director’s resignation, including the reasons for rejecting the resignation, if applicable. A director who tenders his or her resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board or the Human Resources, Compensation and Nomination Committee at which the resignation is considered.

Pursuant to the Advance Notice Policy adopted by the Board of the Company on April 11, 2013 and discussed in further detail below, any additional director nominations for the Meeting must have been received by the Company in compliance with the Advance Notice Policy no later than the close of business on April 18, 2013. As no such nominations were received by the Company prior to such date, management’s nominees for election as directors set forth below shall be the only nominees eligible to stand for election at the Meeting.

Nominees for Election as Directors

The tables below set out the names of each of management’s nominees for election as directors, the municipality and province or state and country in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee’s principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company and the number of shares of the Company beneficially owned by each nominee, directly or indirectly, or over which each nominee exercised control or direction as at April 1, 2013, and as at December 31, 2012 and 2011. All of the proposed nominees were duly elected as directors at the last Annual General Meeting of Shareholders held on May 24, 2012.

KEITH NEUMEYER

Zug, Switzerland Age: 53 Director since December 1988 President and Chief Executive Officer since November 2001

Mr. Neumeyer has worked in the investment community for 28 years beginning his career at a number of Canadian national brokerage firms. Mr. Neumeyer moved on to work with several publically traded companies in the resource and high technology sectors. His roles have included senior management positions and directorships responsible in areas of finance, business development, strategic planning and corporate restructuring. Mr. Neumeyer was the original and founding President of First Quantum Minerals Ltd. (T-FM). Mr. Neumeyer founded First Majestic Silver in 2002. Mr. Neumeyer has also listed a number of companies on the Toronto Stock Exchange and as such has extensive experience dealing with the financial, regulatory, legal and accounting issues that are relevant in the investment community.

	Voting Results of 2012 Annual General Meeting		2012 Continuing Education
Not Independent	For	Withheld	BMO Conference, Florida
	98.8%	1.2%	Prospectors & Developers
			Association of Canada (PDAC),
			Toronto
			Mines & Money, Hong Kong
			Asia Mining Conference, Singapore
			BoAML Mining Conference, Toronto
			Denver Gold Forum, Denver
			Chicago Hard Assets Conference,
			Chicago
			Edelmetall & Rohstoffmesse Mining
			Conference, Munich, Germany
			Mine Expo, Las Vegas
			San Francisco Hard Asset
			Conference, San Francisco
			Multiple site visits to the Company’s
			mines

Board and Committee Membership	Attendance	Other Reporting Issuer Directorships
Board	14 / 15 93%	None

Options and Common Shares (Outstanding as at April 1, 2013)
Year	Options	Common Shares	Total Value of Common Shares and in-the-money Options(1)	Meets Ownership Guidelines
2013	700,000	3,126,000	$53,105,780	Yes

Options and Common Shares (Outstanding as at December 31)
Year	Options	Common Shares	Total Value of Common Shares and in-the-money Options(1)	Meets Ownership Guidelines
2012	700,000	3,126,000	$67,706,560	Yes
2011	715,000	2,961,000	$57,179,680	Yes

(1)

The value of the option based awards was calculated using the Black-Scholes Option Pricing Model with the following assumptions: weighted average fair value at grant date: $9.15, expected dividend yield: nil, average risk-free interest rate: 1.25%, expected life: 3.38 years, expected volatility: 59.8% and forfeiture rate: 5%. This was the calculation under IFRS 2 as the Black-Scholes Option Pricing Model is an industry accepted model for valuing share-based payments.

RAMON DAVILA, Ing.

Durango, Mexico Age:59 Director since April 2004 Chief Operating Officer since December 2004 Not Independent

Mr. Davila, a Mexican citizen, residing in Durango, has an Engineering degree in Mining and Metallurgy and a Masters degree in Minerals Economics. He worked for Industrias Penoles, the largest silver producer in Mexico from 1978 to 1987 and then became the VP of Mining Operations for Luismin until 1993. From 1998 until 2003 Mr. Davila was President of Plata Panamericana SA de CV, a wholly owned subsidiary of Pan American Silver Corp. (PAA: TSX; PAAS: NASDAQ) where he was in charge of all aspects of production, exploration and administration of Pan American's Mexican operations. Mr. Davila has been Chief Operating Officer of the Company since December 2004.

Mr. Davila was also the National President for the Association of Mining Metallurgist and Geologists in Mexico from 1996 to 1998 and is currently a member of the board of Directors of the Chamber of Mines in Mexico. He is also a member of the Society of Mining Metallurgical and Exploration Engineers.

Voting Results of 2012 Annual General Meeting		2012 Continuing Education
For 98.81%	Withheld 1.19%	Prospectors & Developers Association of Canada (PDAC), Toronto
Regular site visits to the Company’s mines

Board and Committee Membership	Attendance	Other Reporting Issuer Directorships
Board	14 / 15 93%	None

Options and Common Shares (Outstanding as at April 1, 2013)
Year	Options	Common Shares	Total Value of Common Shares and in-the-money Options(1)	Meets Ownership Guidelines
2013	462,500	365,000	$6,364,075	Yes

Options and Common Shares (Outstanding as at December 31)
Year	Options	Common Shares	Total Value of Common Shares and in-the-money Options(1)	Meets Ownership Guidelines
2012	462,500	365,000	$8,883,900	Yes
2011	527,500	303,440	$9,378,799	Yes

(1)

The value of the option based awards was calculated using the Black-Scholes Option Pricing Model with the following assumptions: weighted average fair value at grant date: $9.15, expected dividend yield: nil, average risk-free interest rate: 1.23%, expected life: 3.38 years, expected volatility: 59.8% and forfeiture rate: 5%. This was the calculation under IFRS 2 as the Black-Scholes Option Pricing Model is an industry accepted model for valuing share-based payments.

ROBERT A. McCALLUM, B.Sc., P.Eng

North Vancouver,

Mr. McCallum was most recently the president of Kensington Resources Ltd., a Canadian public mining company, prior to its merger with Shore Gold Inc. (SGF:TSX). During Mr. McCallum's tenure at Kensington, he advanced Kensington from a junior exploration company to an advanced-stage development company, increasing the company's profile and eventually orchestrating a merger with Shore Gold Inc. Mr. McCallum graduated in 1959 from the University of Witwatersrand, South Africa, with a Bachelor of Engineering (Mining) followed in 1971 by a PMD (Program for Management Development) at Harvard Graduate School of Business, Boston, Massachusetts. He has a wealth of experience in mining having worked with DeBeers Consolidated Mines and Anglo American Corp Ltd. in South Africa followed by Denison Mines Limited, Cyprus Anvil Mining Corp., Potash Corporation of Saskatchewan in Canada and Philex Mining in the Philippines.

British Columbia, Canada

Age: 76

Director since December 2005

Independent

Voting Results of 2012 Annual General Meeting		2012 Continuing Education
For	Withheld	Deloitte Directors’ Series - Boards role in growth and strategy Site visits to Company’s mines
99.79%	0.21%

Board and Committee Membership	Attendance		Other Reporting Issuer
			Directorships
Board	14 / 15	93%	None
Audit Committee	6 / 8	75%
Corporate Governance Committee	1 / 1	100%
(Chair)

Options and Common Shares (Outstanding as at April 1, 2013)
Year	Options	Common Shares	Total Value of Common Shares and in-the-money Options(1)	Meets Ownership Guidelines
2013	73,329	70,000	$1,301,600	Yes

Options and Common Shares (Outstanding as at December 31)
Year	Options	Common Shares	Total Value of Common Shares and in-the-money Options(1)	Meets Ownership Guidelines
2012	73,329	70,000	$1,834,428	Yes
2011	102,400	142,000	$3,203,676	Yes

(1)

The value of the option based awards was calculated using the Black-Scholes Option Pricing Model with the following assumptions: weighted average fair value at grant date: $9.15, expected dividend yield: nil, average risk-free interest rate: 1.25%, expected life: 3.38 years, expected volatility: 59.8% and forfeiture rate: 5%. This was the calculation under IFRS 2 as the Black-Scholes Option Pricing Model is an industry accepted model for valuing share-based payments.

DOUGLAS PENROSE, B. Comm., CA

Summerland, British Columbia, Canada Age: 65

Mr. Penrose received his Bachelor of Commerce degree from the University of Toronto. He has been a member of the Institute of Chartered Accountants of Ontario from 1974 to 2008 and the Institute of Chartered Accountants of British Columbia since 1978. Mr. Penrose brings over 20 years of experience in leadership positions in accounting and corporate finance. Mr. Penrose was formerly the Vice President of Finance and Corporate Services for the British Columbia Lottery Corporation.

Director since	Voting Results of 2012 Annual General Meeting		2012 Continuing Education
September 2006	For	Withheld	Mining Course – AME-BC
	99.75%	0.25%	Site visits to Company’s mines

Chairman of the
Board since	Board and Committee Membership	Attendance		Other Reporting Issuer
January 1, 2012				Directorships
	Board	15 / 15	100%	None
Independent	Audit Committee (Chair)	8 / 8	100%

Options and Common Shares (Outstanding as at April 1, 2013)
Year	Options	Common Shares	Total Value of Common Shares and in-the-money Options(1)	Meets Ownership Guidelines
2013	113,329	20,000	$993,300	Yes

Options and Common Shares (Outstanding as at December 31)
Year	Options	Common Shares	Total Value of Common Shares and in-the-money Options(1)	Meets Ownership Guidelines
2012	113,329	20,000	$1,485,828	Yes
2011	112,400	20,000	$1,268,116	Yes

(1)

The value of the option based awards was calculated using the Black-Scholes Option Pricing Model with the following assumptions: weighted average fair value at grant date: $9.15, expected dividend yield: nil, average risk-free interest rate: 1.25%, expected life: 3.38 years, expected volatility: 59.8% and forfeiture rate: 5%. This was the calculation under IFRS 2 as the Black-Scholes Option Pricing Model is an industry accepted model for valuing share-based payments.

TONY PEZZOTTI

Burnaby, British Columbia, Canada Age: 72

Mr. Pezzotti joined the board of First Majestic in November 2001. Tony is a seasoned board member who has served on several public company boards, including Offshore Systems International Ltd. (OSI-T), First Quantum Minerals Ltd. (FM-T), and Kensington Resources Ltd. which merged with Shore Gold Inc. (SGF-T). Tony was General Manager and co-owner of a steel fabrication company and is now retired.

Director since November 2001 Independent	Voting Results of 2012 Annual General Meeting		2012 Continuing Education
	For 99.75%	Withheld 0.25%	Cambridge House Investment Conference Deloitte Directors’ Series - Preparing for year-end audit committee meetings Site visits to Company’s mines

Board and Committee Membership	Attendance		Other Reporting Issuer
			Directorships
Board	15 / 15	100%	None
Audit Committee	8 / 8	100%
Human Resources, Compensation and	3 / 3	100%
Nomination Committee (Chair)

Options and Common Shares (Outstanding as at April 1, 2013)
Year	Options	Common Shares	Total Value of Common Shares and in-the-money Options(1)	Meets Ownership Guidelines
2013	173,329	584,956	$10,872,845	Yes

Options and Common Shares (Outstanding as at December 31)
Year	Options	Common Shares	Total Value of Common Shares and in-the-money Options(1)	Meets Ownership Guidelines
2012	173,329	584,956	$13,883,945	Yes
2011	262,400	604,956	$13,359,160	Yes

(1)

The value of the option based awards was calculated using the Black-Scholes Option Pricing Model with the following assumptions: weighted average fair value at grant date: $9.15, expected dividend yield: nil, average risk-free interest rate: 1.25%, expected life: 3.38 years, expected volatility: 59.8% and forfeiture rate: 5%. This was the calculation under IFRS 2 as the Black-Scholes Option Pricing Model is an industry accepted model for valuing share-based payments.

DAVID SHAW, Ph.D.

Vancouver, British Columbia Canada Age: 61 Director since January 2005

Since completing his doctorate 25 years ago, Mr. Shaw has worked both in the technical and financial communities within the resource industry. Seven years were spent with Chevron Resources in Calgary and Vancouver, employed initially as an in-house structural consultant on both metal and hydrocarbon exploration programs and then as a member of a hydrocarbon project financial evaluation team. Upon leaving Chevron, he initiated and developed the Resource Research Group at Charlton Securities Ltd., Calgary before assuming the position of Senior Mining Analyst, Corporate Finance, at Yorkton Securities Inc. in Vancouver. Throughout Mr. Shaw's career, he has built strong relationships with European financial institutions and the global mining community.

Independent	Voting Results of 2012 Annual General Meeting		2012 Continuing Education
	For	Withheld	Prospectors & Developers
	98.80%	1.20%	Association of Canada (PDAC)

Board and Committee Membership	Attendance		Other Reporting Issuer Directorships
Board	13 / 15	87%	Albion Petroleum Ltd.
Corporate Governance Committee	1 / 1	100%	Great Quest Metals Ltd.
Human Resources, Compensation	3 / 3	100%
and Nominating Committee

Options and Common Shares (Outstanding as at April 1, 2013)
Year	Options	Common Shares	Total Value of Common Shares and in-the-money Options(1)	Meets Ownership Guidelines
2013	153,329	180,000	$4,101,400	Yes

Options and Common Shares (Outstanding as at December 31)
Year	Options	Common Shares	Total Value of Common Shares and in-the-money Options(1)	Meets Ownership Guidelines
2012	153,329	194,000	$5,680,768	Yes
2011	257,400	155,000	$5,508,616	Yes

(1)

The value of the option based awards was calculated using the Black-Scholes Option Pricing Model with the following assumptions: weighted average fair value at grant date: $9.15, expected dividend yield: nil, average risk-free interest rate: 1.25%, expected life: 3.38 years, expected volatility: 59.8% and forfeiture rate: 5%. This was the calculation under IFRS 2 as the Black-Scholes Option Pricing Model is an industry accepted model for valuing share-based payments.

ROBERT YOUNG, P. Eng.

Richmond, British Columbia, Canada	Mr. Young is an independent geological consultant. Prior to his retirement from TECK-Cominco Corporation, he held the title of Vice-President, Special Projects and South American Exploration manager.

Age:78	Voting Results of 2012 Annual General Meeting		2012 Continuing Education
Director since September 2006	For 99.78%	Withheld 0.22%	Cambridge House Investment Conference AME Roundup Site visits to Company’s mines
Independent
	Board and Committee Membership	Attendance		Other Reporting Issuer Directorships
	Board	14 / 15	93%	Goldrush Resources Ltd.
	Human Resources, Compensation and Nominating Committee	3 / 3	100%

Options and Common Shares (Outstanding as at April 1, 2013)
Year	Options	Common Shares	Total Value of	Meets
			Common Shares	Ownership
			and in-the-money	Guidelines
Options(1)
2013	73,329	20,000	$500,100	Yes

Options and Common Shares (Outstanding as at December 31)
Year	Options	Common Shares	Total Value of	Meets
			Common Shares	Ownership
			and in-the-money	Guidelines
			Options(1)
2012	73,329	20,000	$831,428	Yes
2011	162,400	20,000	$1,878,116	Yes

(1)

The value of the option based awards was calculated using the Black-Scholes Option Pricing Model with the following assumptions: weighted average fair value at grant date: $9.15, expected dividend yield: nil, average risk-free interest rate: 1.25%, expected life: 3.38 years, expected volatility:59.8% and forfeiture rate: 5%. This was the calculation under IFRS 2 as the Black-Scholes Option Pricing Model is an industry accepted model for valuing share-based payments.

The information as to the municipality and province, state or country of residence, principal occupation, or business or employment and the number of shares beneficially owned by each nominee or over which each nominee exercises control or direction set out above has been furnished by the individual nominees as at April 1, 2013.

No director or proposed director of the Company is, or within the ten years prior to the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order, similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days;

(b)

was subject to an order issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or proposed director of the Company has, within the ten years prior to the date of this Information Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Appointment of Auditors

The auditors for the Company are Deloitte LLP, Independent Registered Chartered Accountants of Four Bentall Centre, 2800 – 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1P4. Management of the Company intends to nominate Deloitte LLP (formerly Deloitte & Touche LLP) for reappointment as auditors of the Company. At the Meeting, shareholders will be asked to approve (a) the re-appointment of Deloitte LLP as auditors for the Company to hold office as such until the next Annual General Meeting of the Company and (b) a resolution authorizing the Board of Directors to fix the remuneration to be paid to the auditors for the upcoming year. Forms of Proxy given pursuant to the solicitation by the management of the Company will, on any poll, be voted in favour of such matters. Deloitte LLP were first appointed as auditors for the Company on December 14, 2004.

Ratification and Approval of Advance Notice Policy

Effective April 11, 2013, the Board adopted an advance notice policy (the “Advance Notice Policy”) with immediate effect, a copy of which is attached as Appendix “A” to this Circular.

Purpose of the Advance Notice Policy

The Board is committed to facilitating an orderly and efficient process for the nomination of directors at shareholder meetings, ensuring that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees to make an informed vote.

The purpose of the Advance Notice Policy is to provide shareholders, directors and management of the Company with a clear framework for nominating directors. The Advance Notice Policy fixes a deadline prior to any shareholders’ meeting called for the election of directors by which director nominations must be submitted, and sets forth the information that the nominating shareholder must include in the notice to the Company in order for a nominee to be eligible for election.

Terms of the Advance Notice Policy

The following information is intended as a brief description of the Advance Notice Policy and is qualified in its entirety by the full text of the Advance Notice Policy. Briefly, the Advance Notice Policy:

provides that advance notice to the Company must be given where nominations of persons for election to the board of directors are made by shareholders of the Company other than pursuant to: (i) a requisition made in accordance with section 167 of the Business Corporations Act (British Columbia) (the “BCBCA”); or (ii) a ‘proposal’ made in accordance with section 188 of the BCBCA;

fixes a deadline by which director nominations must be submitted to the Company prior to any annual or special general meeting and sets out the specific information that must be included in the written notice to the Company for an effective nomination to occur;

provides that, in the case of an annual meeting, notice to the Company must be given no fewer than 35 days nor more than 65 days prior to the date of the meeting; provided that if the meeting is to be held on a date that is fewer than 50 days after the date on which the first public announcement of the date of the meeting was made, notice may be given no later than the close of business on the tenth day following such public announcement;

provides that in the case of a special meeting that is not also an annual meeting, notice to the Company must be made no later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made; and

provides that the Board, in its sole discretion, may waive any requirement of the Advance Notice Policy.

Ratification and Approval of Advance Notice Policy by Shareholders

If the Advance Notice Policy is ratified and approved by the shareholders at the Meeting, it will be subject to review by the Board from time to time. The Board may update the Advance Notice Policy to reflect any changes required by securities regulatory authorities and applicable stock exchanges or as otherwise determined to be in the best interests of the Company and its shareholders.

Accordingly, at the Meeting, the shareholders will be asked to consider, and if thought appropriate, to pass, with or without amendment, an ordinary resolution as follows:

“IT IS RESOLVED, as an ordinary resolution that:

(a)

the Company’s Advance Notice Policy (the “Advance Notice Policy”), a copy of which is attached as Appendix “A” to the information circular of the Company dated April 24, 2013, be and is hereby ratified and approved;

(b)

the board of directors of the Company be and is authorized in its absolute discretion to administer the Advance Notice Policy and to amend or modify the Advance Notice Policy to the extent needed to reflect changes required by securities regulatory authorities and applicable stock exchanges, or as otherwise determined to be in the best interests of the Company and its shareholders; and

(c)

any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver all such documents, instruments and assurances as in the opinion of such director or officer may be necessary or desirable to give effect to the foregoing resolutions.”

Under the Articles of the Company and the BCBCA, the ordinary resolution to ratify and approve the Advance Notice Policy must be approved by at least a simple majority of 50% plus one vote of the votes cast on such resolution by the shareholders present in person or by proxy at the Meeting.

The Board has determined that the Advance Notice Policy is in the best interests of the Company and its shareholders, and unanimously recommends that shareholders vote in favour of the resolution ratifying and approving the Advance Notice Policy. In the absence of contrary directions, the management designees of the Company intend to vote proxies in the accompanying form of proxy in favour of the ordinary resolution ratifying and approving the Advance Notice Policy.

Other Matters to be Acted Upon

Management of the Company is not aware of any other matters which are to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed Proxy are authorized to vote the shares represented by the Proxy in accordance with their best judgment.

PART THREE
STATEMENT OF CORPORATE
GOVERNANCE PRACTICES

The Board of Directors of the Company is responsible for developing, reviewing and implementing a set of corporate governance guidelines specifically applicable to the Company, as provided in this Part Three of the Information Circular. The corporate governance practices ensure the process and structure used to direct and manage the business and affairs of the Company with the objective of enhancing shareholder value, which includes ensuring the financial viability of the business.

The Board of Directors has adopted a Board Mandate, as provided in Appendix “B” hereto, clarifying responsibilities and ensuring effective communication between the Board of Directors and management.

The following description of the governance practices of the Company is provided in accordance with the guidelines of National Instrument 58-101, as set out in Form 58-101F1 (the “Form 58-101F1 Guidelines”). The Form 58-101F1 Guidelines address matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators. The directors of the Company will continue to monitor the developments and the various changes to the proposed corporate governance guidelines and best practices and where applicable will amend its corporate governance guidelines accordingly.

Board of Directors

Independence of the Board

The Board consists of seven directors, of whom five are independent. None of the five unrelated directors has any direct or indirect material relationship with the Company (other than as a holder of shares or options of the Company) which could, in the view of the Company’s Board, reasonably interfere with the exercise of a directors’ independent judgment. Robert McCallum, Tony Pezzotti, David Shaw, Douglas Penrose and Robert Young are independent directors. Keith Neumeyer is the Chief Executive Officer of the Company and Ramon Davila is the Chief Operating Officer. As officers of the Company, neither Mr. Neumeyer nor Mr. Davila are independent directors.

		Non-	Reason for Non-
Director Nominees	Independent	Independent	Independence
Keith Neumeyer		X	Chief Executive Officer
Ramon Davila, Ing.		X	Chief Operating Officer
Robert A. McCallum, B. Sc., P. Eng	X
Douglas Penrose, B. Comm., CA	X
Tony Pezzotti	X
David Shaw, Ph. D.	X
Robert Young., P. Eng.	X

Directorships and Interlocks

The following table discloses the directors of the Company that are also directors of other reporting issuers, as well as any executive positions or committee memberships held by the director with that reporting issuer:

Director	Company	Executive Position	Committee Memberships
David Shaw	Albion Petroleum Ltd.	President	Audit Committee
	Great Quest Metals Ltd.	----	Audit Committee Compensation Committee
Robert Young	Goldrush Resources Ltd.	----	Audit Committee

Independent Directors’ Meetings

The independent directors hold regularly scheduled meetings at which non-independent directors and members of management do not attend. The Board holds in-camera meetings regularly following certain board meetings and Audit Committee meetings. During the financial year ended December 31, 2012, the independent directors held four in-camera meetings at the end of each quarterly board meeting and seven in-camera meetings at the end of Audit Committee meetings.

Chairman

The Chairman of the Board, Douglas Penrose, is an independent director.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, usually every quarter and following the annual general meeting of the Company’s shareholders. Each committee of the Board generally meets once a year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. During the financial year ended December 31, 2012, the Board held 15 meetings, the Audit Committee held eight meetings and the Human Resources, Compensation and Nominating Committee held three meetings and the Corporate Governance Committee held one meeting. The following table provides details regarding attendance of each director at the Board and committee meetings during the financial year ended December 31, 2012.

Director	Board of Directors	Audit Committee	Corporate Governance Committee	Human Resources, Compensation and Nominating Committee	Committees (Total)	Overall Attendance
Robert McCallum	14 / 15 (93%)	6 / 8	1 / 1 (Chair)		7 / 9 (78%)	21 / 24 (88%)
Keith Neumeyer	14 / 15 (93%)					14 / 15 (93%)
Ramon Davila	14 / 15 (93%)					14 / 15 (93%)
Tony Pezzotti	15 / 15 (100%)	8 / 8		3 / 3 (Chair)	11 / 11 (100%)	26 / 26 (100%)
David Shaw	13 / 15 (87%)		1 / 1	3 / 3	4 / 4 (100%)	17 / 19 (89%)
Douglas Penrose	15 / 15 (100%)	8 / 8 (Chair)	1 / 1		9 / 9 (100%)	24 / 24 (100%)
Robert Young	14 / 15 (93%)			3 / 3	3 / 3 (100%)	17 / 18 (94%)

Board Mandate

The Board Mandate was implemented by the Board effective December 10, 2010, and is attached as Appendix “B” to this Information Circular.

Position Descriptions

Written position descriptions have been developed by the Board for the Chief Executive Officer, the Chairman of the Board and the Chairman of each committee of the Board. The Chairman leads the Board in its management and supervision of the business and affairs of the Company and its oversight of management. The Chairman of the Board is responsible for the following duties and responsibilities, among other things: act as liaison between the Board and key management of the Company and shareholders, chair Board and shareholder meetings, coordinate the agenda for Board meetings, and assist the Corporate Governance Committee with its annual review of the performance of directors and the Board as a whole.

Orientation and Continuing Education

The Board of Directors has adopted a formal process for the orientation of new members of the Board. The orientation provides background information on the Company’s history, performance and strategic plans.

Continuing education for all members of the Board is also conducted primarily on an informal basis. As a part of the continuing education of the directors, presentations are made at Board meetings by management on new developments which may impact upon the Company and its business. In addition, directors receive periodic one on one presentations from management and are provided with the opportunity to meet with corporate officers outside of formal Board meetings to discuss and better understand the business. Directors also visit, from time to time, the underground mine and above ground operations at each of the Company’s producing assets. In November 2012, the directors visited each of the La Parrilla Silver Mine, the Del Toro Silver Mine and the La Guitarra Silver Mine.

Board members are encouraged to communicate with management and the Company’s auditors, to keep themselves current with industry trends and development, and to attend related industry seminars. Board members have full access to the Company’s records.

The following table provides details regarding various continuing education events held for, or attended by, the directors during the year ended December 31, 2012.

Date and Place	Event	Directors Attending
January 2012 Vancouver	Cambridge House Investment Conference	Pezzotti, Young
January 2012 Mexico	Visit to the La Parrilla Silver Mine	Neumeyer, Penrose
January 2012 Vancouver	AME Roundup	Young
January 2012	Mining Course – AME-BC	Penrose
January 2012 Vancouver	Deloitte Directors’ Series - Preparing for year- end audit committee meetings	Pezzotti
February 2012 Florida	BMO Global Metals & Mining Conference	Neumeyer
March 2012 Toronto	Prospectors & Developers Association of Canada (PDAC)	Neumeyer, Davila, Shaw
March 2012 Mexico	Visits to the La Guitarra, Del Toro & La Parrilla Silver Mines	Neumeyer
March 2012 Hong Kong	Hong Kong Mines & Money	Neumeyer
March 2012 Singapore	Asia Mining Conference	Neumeyer

April 2012 Vancouver	Deloitte Directors’ Series - Boards role in growth and strategy	McCallum
June 2012 Mexico	Visit to La Guitarra, Del Toro & La Parrilla Silver Mines	Neumeyer
September 2012 Toronto	Bank of America Merrill Lynch Mining Conference	Neumeyer
September 2012 Denver	Denver Gold Forum	Neumeyer
September 2012 Chicago	Chicago Hard Assets Conference	Neumeyer
September 2012 Las Vegas	Mine Expo	Neumeyer
October 2012 Vancouver	Deloitte Directors’ Series - Malfeasance, culture and tone-at-the-top	Pezzotti
November 2012 Munich	Edelmetall Mining Conference	Neumeyer
November 2012 Mexico	Visits to the La Guitarra, Del Toro & La Parrilla Silver Mines	Neumeyer
November 2012 San Francisco	San Francisco Hard Assets Conference	Neumeyer
November 2012 Mexico	Visits to the La Guitarra, La Parrilla & Del Toro Silver Mines.	Neumeyer, Davila, McCallum, Penrose, Pezzotti and Young

Ethical Business Conduct

The Board has adopted a formal written code of ethical conduct (the “Code”) for its directors, officers and employees. The Company’s Corporate Governance Committee is responsible for setting the standards of business conduct contained in the Code, as well as overseeing and monitoring compliance with the Code by ensuring all directors, officers and employees receive and become familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Corporate Governance Committee. A copy of the Code may be accessed on the Company’s website at www.firstmajestic.com.

Where a director has a material interest in a transaction or agreement concerning the Company, the Board takes such steps as may be prudent to isolate and eliminate or reduce the potential for such a conflict of interest to interfere with the Board’s exercise of independent judgment.

Corporate law and the Code require that any director or officer who is directly or indirectly personally interested in a proposed activity or transaction which involves the Company, or otherwise is in a position which creates a potential for a conflict of interest, must disclose the circumstances and these holdings to the Company’s Chief Executive Officer and the Governance Committee, who will assess whether there is a conflict of interest. If it is determined there is a conflict of interest, the conflict must be disclosed to the Board.

In accordance with applicable corporate law, any director who is in a position of conflict must refrain from voting on any resolution of the Board with respect to the conflict. The Board may also require the director to excuse himself or herself from deliberations of the Board or may alternatively refer the matter for consideration by a committee of independent directors of the Board.

Whistleblower Policy

The Company has adopted a Whistleblower Policy which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters to report such violation or concerns on a confidential and anonymous basis. Such reporting can be made by web-based reporting or telephone through EthicsPoint, Inc., an independent reporting agency used by the Company for this purpose. Once received, complaints are forwarded to the Chairman of the Corporate Governance Committee or Chief Executive Officer who then investigates each matter so reported and takes corrective and disciplinary action, if appropriate.

Nomination Of Directors

The Human Resources, Compensation and Nominating Committee which consists of Tony Pezzotti, David Shaw and Robert Young, is responsible for identifying individuals qualified to become new board members and for recommending to the Board the new director nominees for the next annual meeting of shareholders. The Board has adopted a formal procedure for nominating new directors.

Compensation

Independent members of the Board are compensated for acting as directors and may be granted incentive stock options pursuant to the policies of the Toronto Stock Exchange and the Company’s Stock Option Plan. The Company’s Human Resources, Compensation and Nominating Committee reviews management’s recommendations for and, in accordance with Board guidelines, recommends the granting of stock options to management, directors, officers and other employees and consultants of the Company and its subsidiaries. The Board as a whole determines the stock option grants for each director. The Human Resources, Compensation and Nominating Committee has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers and for identifying individuals qualified to become new board members and recommending to the Board the new director nominees for the next annual meeting of shareholders.

The Company engaged Hay Group Limited in September 2012 to provide specific advice to it on executive and director compensation matters during the most recently completed fiscal year. This advice has consisted of:

(i)	the provision of general market observations with respect to market trends and issues, and

(ii)

the provision of benchmark market data for the Company’s peer group, consisting of publicly traded companies having international mining operations and similar size market capitalization, revenues and total assets, including Alacer Gold Corp., Alamos Gold Inc., AuRico Gold Inc., Capstone Mining Corp., Coeur d’Alene Mines Corp., Endeavor Silver Corp., Fresnillo Plc., Hecla Mining Co., Hochschild Mining Plc., Pan American Silver Corp., Primero Mining Corp., Silver Standard Resources and Silver Wheaton Corp.

Decisions made by the Company with respect to the compensation of its officers and directors, however, are its own responsibility and may reflect factors and considerations other than the information provided to the Company by Hay Group Limited. The Company implemented changes to the compensation arrangements for its officers and directors effective January 1, 2013.

Other Board Committees

The Board is satisfied that in view of the size and composition of the Board, it is more efficient and cost effective for the full Board to perform the duties that would be required by standing committees, other than the Audit Committee, Human Resources, Compensation and Nominating Committee and Corporate Governance Committee.

The Corporate Governance Committee which consists of Robert McCallum, Douglas Penrose and David Shaw, under the supervision of the Board, has overall responsibility to monitor the governance of the board of directors (including the size of the board and the profiles of the board members) and board committees. The Corporate Governance Committee’s responsibilities include, but are not limited to, the following:

  Review at least annually the size, composition and profile of the Board;

  Review at least annually the performance of the Board as a whole;

  Review annually the performance of individual directors, including with respect to minimum attendance guidelines, diligence, avoidance or handling of conflicts of interest and compliance with respect to their statutory and common law duties;

  Evaluate the performance of the Chairman of the Board;

  On an annual basis, recommend and bring forward to the Board, a list of corporate governance issues for review, discussion or action by the Board or a committee; and

  On an annual basis, review the indemnification polices of the Company, general liability insurance policy and Directors’ and Officers’ insurance policy.

Assessments

The Board of Directors has adopted an annual formal assessment process with respect to performance of the Board, its committees and its individual directors. The Board as a whole considers the contributions and performance of each of the directors and the performance of the Board and each of its committees by conducting a performance review questionnaire. The Board uses an assessment tool to determine whether additional expertise is required to ensure that the Board is able to discharge its responsibilities and individuals with specific skill sets are identified.

PART FOUR
DIRECTOR COMPENSATION

Compensation Of Directors

Other than compensation paid to the Named Executive Officers, and except as noted below, no compensation was paid to directors in their capacity as directors of the Company or its subsidiaries, in their capacity as members of the Board of Directors or of a committee of the Board of Directors of its subsidiaries, or as consultants or experts, during the Company’s most recently completed financial year.

The following table sets forth the details of compensation provided to the directors, other than the Named Executive Officers, during the Company’s most recently completed financial year:

		Share-		Non-Equity
	Fees	based	Option-based	Incentive Plan	Pension	All Other
	Earned	Awards	Awards(1)	Compensation	Value	Compensation(2)	Total
Name	($)	($)	($)	($)	($)	($)	($)
Robert McCallum	$87,000	Nil	$100,029	Nil	Nil	$2,000	$189,029
Douglas Penrose	$146,500	Nil	$100,029	Nil	Nil	$2,000	$248,529
Tony Pezzotti	$87,000	Nil	$100,029	Nil	Nil	$2,000	$189,029
David Shaw	$80,000	Nil	$100,029	Nil	Nil	$2,000	$182,029
Robert Young	$80,000	Nil	$100,029	Nil	Nil	$2,000	$182,029

(1)

The value of the option based awards was calculated using the Black-Scholes Option Pricing Model with the following assumptions: weighted average fair value at grant date: $9.15, expected dividend yield: nil, average risk-free interest rate: 1.25%, expected life: 3.38 years, expected volatility: 59.8% and forfeiture rate: 5%. This was the calculation under IFRS 2 as the Black-Scholes Option Pricing Model is an industry accepted model for valuing share-based payments.

(2)	Represents miscellaneous out-of-pocket expenses.

Independent members of the Board of Directors are compensated for acting as directors and may be granted incentive stock options pursuant to the policies of the TSX and the Stock Option Plan. The Board of Directors as a whole determines the stock option grants for each director.

As at January 1, 2012, each independent director received an annual fee of $80,000 (increased to $130,000 for 2013) plus an additional fee of $1,000 for each meeting attended (unchanged in 2013), $2,000 for expenses (unchanged in 2013) and $2,000 for education (unchanged in 2013). The Chairman of the Board of Directors (Mr. Penrose) received an additional annual fee of $50,000 (increased to $90,000 for 2013), the Chairman of the Audit Committee (Mr. Penrose) received an additional annual fee of $16,500 (increased to $20,000 in 2013), the Chairman of the Compensation Committee (Mr. Pezzotti) received an additional annual fee of $7,000 (increased to $20,000 for 2013) and the Chairman of the Corporate Governance Committee (Mr. McCallum) received an additional annual fee of $7,000 (increased to $10,000 in 2013). Further, each independent member of the Audit Committee (Messrs. McCallum, Pezzotti and Penrose) received a fee of $1,200 (unchanged in 2013) per meeting, each independent member of the Compensation Committee (Messrs. Pezzotti, Shaw and Young) received a fee of $1,000 (unchanged in 2013) per meeting and each independent member of the Corporate Governance Committee (Messrs. McCallum, Penrose and Shaw) received a fee of $1,000 (unchanged in 2013) per meeting. The independent directors of the Company as at the fiscal year end were Mr. Robert McCallum, Mr. Tony Pezzotti, Mr. David Shaw, Mr. Douglas Penrose and Mr. Robert Young. From time to time, the Company also grants stock options to directors.

	2012	2013
Nature of Board Duty	Fee ($)	Fee ($)
Annual Retainer Fee for each Independent Member of the Board:
• for all Independent Directors	$80,000	$130,000
• additional retainer for Chairman of the Board	$50,000	$90,000
Additional Annual Retainer Fee for Chairman of the Audit Committee	$16,500	$20,000
Additional Annual Retainer Fee for Chairman of the Human Resources, Compensation and Nominating Committee	$7,000	$20,000
Additional Annual Retainer Fee for Chairman of the Corporate Governance Committee	$7,000	$10,000
Fee for each Board meeting attended	$1,000	$1,000
Fee for each Audit Committee meeting attended by an Independent Director	$1,200	$1,200
Fee for each Human Resources, Compensation and Nominating Committee meeting attended by an Independent Director	$1,000	$1,000
Fee for each Corporate Governance Committee meeting attended by an Independent Director	$1,000	$1,000
Credit for expenses incurred	$2,000	$2,000
Credit for education expenses	$2,000	$2,000

Compensation of Directors - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the incentive plan awards granted to the directors of the Company during the most recently completed financial year:

	Option-based Awards				Share-based Awards

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout of value vested share-based awards not paid out or distributed ($)

Robert McCallum	10,929	$22.45	28-Nov-17	$Nil	Nil	Nil	Nil
Douglas Penrose	10,929	$22.45	28-Nov-17	$Nil	Nil	Nil	Nil
Tony Pezzotti	10,929	$22.45	28-Nov-17	$Nil	Nil	Nil	Nil
David Shaw	10,929	$22.45	28-Nov-17	$Nil	Nil	Nil	Nil
Robert Young	10,929	$22.45	28-Nov-17	$Nil	Nil	Nil	Nil

(1)	This amount is the aggregate dollar amount of in-the-money unexercised options held at December 31, 2012 using the year-end share price as reported by the TSX of $20.06.

Compensation of Directors - Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed fiscal year by each director:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Robert McCallum	$60,687	Nil	Nil
Douglas Penrose	$60,687	Nil	Nil
Tony Pezzotti	$60,687	Nil	Nil
David Shaw	$60,687	Nil	Nil
Robert Young	$60,687	Nil	Nil

(1)

This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. Amounts were computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

Director Share Ownership Requirement

The Company has a minimum share ownership requirement for directors, under which directors are required to own a minimum of 20,000 common shares of the Company. Directors have three years to comply with the requirement from their initial nomination. As of the date of this Information Circular, all directors of the Company comply with the share ownership requirement.

PART FIVE
EXECUTIVE COMPENSATION

Introduction

The Company’s compensation structure is designed to be competitive with the compensation arrangements of other Canadian mining companies with international operations of similar size and scope. The Company’s compensation is therefore intended to meet the Company’s compensation objectives, which are intended to allow the Company to attract and retain qualified and experienced senior management who are motivated to achieve the Company’s business plans, strategies and goals on an annual and long-term basis, in order to increase shareholder value. Shareholder value in the Company is primarily driven by results, both in terms of its financial strength and operating measures such as production. These objectives are tied directly to the Company’s annual budget and long-term plan, which are approved by the Board. Compensation is linked to key performance metrics such as production levels, cash costs, cash flows and cash targets. Key target metrics relate only to metrics that Executive Officers and employees can influence and impact. Operational targets such as production levels, cash costs and safety are set for operations staff at the mine sites, and corporate goals such as Cash Flows or Cash in Treasury are established for the Executive Officers and corporate office personnel in Vancouver and Durango. As described in more detail below, executive compensation is in many respects dependent on achieving these individual and Company performance results and is, therefore, linked to the creation of shareholder value.

For the purposes of this Information Circular:

(a)	“CEO” of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

(b)	“CFO” of the Company means each individual who served as Chief Financial Officer of the Company or acted in similar capacity for any part of the most recently completed financial year; and

(c)

“Named Executive Officers” means (i) each CEO, (ii) each CFO, (iii) each of the three most highly compensated executive officers of the Company, including any subsidiary of the Company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (iv) each individual who would be a Named Executive Officer under paragraph (iii) but for the fact that the individual was neither an executive officer of the company or a subsidiary of the Company, nor acting in a similar capacity, at the end of that financial year.

During the financial year ended December 31, 2012, the Company had five Named Executive Officers: Keith Neumeyer, the President and CEO of the Company, Ramon Davila, the Chief Operating Officer of the Company, Raymond Polman, the CFO of the Company, Martin Palacios, the Chief Information Officer of the Company and Connie Lillico, the Corporate Secretary of the Company.

The following is a brief biography for each of the Named Executive Officers.

KEITH NEUMEYER
President Chief Executive Officer

Mr. Neumeyer has worked in the investment community for 28 years beginning his career at a number of Canadian national brokerage firms. Mr. Neumeyer moved on to work with several publically traded companies in the resource and high technology sectors. His roles have included senior management positions and directorships responsible in areas of finance, business development, strategic planning and corporate restructuring. Mr. Neumeyer was the original and founding President of First Quantum Minerals Ltd. (T-FM). Mr. Neumeyer founded First Majestic Silver in 2002. Mr. Neumeyer has also listed a number of companies on the Toronto Stock Exchange and as such has extensive experience dealing with the financial, regulatory, legal and accounting issues that are relevant in the investment community.

RAMON DAVILA, ING.
Chief Operating Officer

Mr. Davila, a Mexican citizen, residing in Durango, has an Engineering degree in Mining and Metallurgy and a Masters degree in Minerals Economics'. He worked for Industrias Penoles, the largest silver producer in Mexico from 1978 to 1987 and then became the VP of Mining Operations for Luismin until 1993. From 1998 until 2003 Mr. Davila was President of Plata Panamericana SA de CV, a wholly owned subsidiary of Pan American Silver Corp. (PAA: TSX; PAAS: NASDAQ) where he was in charge of all aspects of production, exploration and administration of Pan American's Mexican operations. Mr. Davila has been Chief Operating Officer of the Company since December 2004.

Mr. Davila was also the National President for the Association of Mining Metallurgist and Geologists in Mexico from 1996 to 1998 and is currently a member of the board of Directors of the Chamber of Mines in Mexico. He is also a member of the Society of Mining Metallurgical and Exploration Engineers.

RAYMOND POLMAN, B. SC (ECON), CA
Chief Financial Officer

Mr. Polman has over 25 years of public accounting and corporate finance experience in the Canadian and US financial markets and has been Chief Financial Officer of the Company since February 2007. Mr. Polman has been a Chief Financial Officer for the past 10 years with a number of publicly traded high technology companies, prior to which he served several years as the Director of Finance for Rescan Environmental, a large privately owned company serving the global mining community. Mr. Polman has a Bachelor of Science (Economics) Degree from the University of Victoria and he is a member of the Institute of Chartered Accountants of British Columbia. Mr. Polman also brings eight years of prior public accounting experience with Deloitte & Touche.

MARTIN PALACIOS, MBA, CMC
Chief Information Officer

Mr. Palacios has been Chief Information Officer of the Company since January 1, 2012. Mr. Palacios brings over 20 years of information technology experience to First Majestic, including over three years with Goldcorp, a senior gold producer, where he held the position of Director of Global Applications and IT (Mexico Region). During his tenure at Goldcorp, he created and implemented the global applications framework for most of Goldcorp's sites, standardized and automated consolidation process. Mr. Palacios was also responsible for prototyping Goldcorp's business intelligence strategy which allows for management at Goldcorp to monitor consolidated operations on a continuous basis with operational dashboards. In addition to his experience with Goldcorp, Mr. Palacios has also consulted for Gemcom Software (a mining solution vendor), provided advisory services to the Jimmy Pattison Group across their portfolio of companies, led the western region IT effectiveness practice for KPMG, he was previously the CIO of Pivotal Corporation and Vice President of Information Technology for Seagate Software.

CONNIE LILLICO, B.A.
Corporate Secretary

Ms. Lillico has been Corporate Secretary of the Company since August 2007. She has worked in public company management and administration since 2000. Ms. Lillico was previously the Corporate Secretary of several publicly traded mining and oil & gas companies for three years, prior to which she was a Paralegal with a publicly traded software company for 2 1/2 years. Prior to her industry experience, Ms. Lillico worked in corporate and securities law as a Paralegal with a large national legal firm for eight years. Ms. Lillico has a Bachelor of Arts degree from Simon Fraser University and a Paralegal certification from Capilano College.

Compensation Discussion And Analysis

The Human Resources, Compensation and Nominating Committee of the Board of Directors (the “Compensation Committee”) directs the design and provides oversight of the Company’s executive compensation program and has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers. The Compensation Committee’s principal functions are to: (a) recommend compensation levels and programs for the Company’s CEO to the independent members of the Board of Directors; (b) recommend compensation levels and programs for all other executive officers to the full Board of Directors; and (c) administer the Company’s stock option plan (the “Stock Option Plan”).

The Company’s CEO and executive officers participate in executive compensation decisions by making recommendations to the Compensation Committee regarding (a) executive officer base salary, annual bonus awards and stock option grants; (b) annual and long-term quantitative goals and the annual qualitative goals for the executive officers; and (c) participation in the Stock Option Plan and amendments to the Stock Option Plan, as necessary.

The Compensation Committee reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board of Directors.

The following executive compensation principles guide the Compensation Committee in fulfilling its roles and responsibilities in the design and ongoing administration of the Company’s executive compensation program:

Compensation levels and opportunities should be sufficiently competitive to facilitate recruitment and retention of qualified and experienced executives, while being fair and reasonable to shareholders;

Compensation should reinforce the Company’s business strategy by communicating key metrics and operational performance objectives (both annual and long-term) in its incentive plans and by emphasizing incentives in the total compensation mix;

Incentive compensation should be responsive to the Company’s commodity-based cyclical business environment by emphasizing operational performance over performance measures that are more directly influenced by metals prices; and

Compensation programs should align executives’ long-term financial interests with those of shareholders by providing equity-based incentives.

The Company reviews the compensation practices of comparable entities to ensure the compensation that it is paying to its executive officers is competitive with those other entities. The Company has also received benchmark market data from its compensation consultant. The Company’s general executive compensation philosophy is to, whenever possible, pay its executive officers “base” compensation in the form of salaries that are competitive in comparison to those earned by executive officers holding comparable positions with other Canadian publicly traded entities similar to the Company while at the same time providing its executive officers with the opportunity to earn above average “total” compensation through the potential attainment of annual incentive bonuses and through the Stock Option Plan.

Individual executive compensation consists primarily of: base salary, annual incentive bonus, stock option grants and benefits and perquisites. Each component of compensation has a specific role with respect to supporting the goals of the Company’s executive compensation program and is structured to reinforce specific job and organizational requirements. Compensation guidelines with respect to these components are established for particular positions based on job responsibilities and within the context of the Company’s overall executive compensation program.

Specific compensation amounts are recommended to the Board of Directors by the Compensation Committee after discussion amongst the members of the Compensation Committee. Each component of compensation and the decisions of the Compensation Committee about each component have an impact on their decisions regarding other compensation components. For example, if a Named Executive Officer far exceeded his individual goals and objectives, this may affect the amount of compensation paid and/or options granted. All of the compensation components together are intended to meet the Company’s compensation objectives, which are intended to allow the Company to attract and retain qualified and experienced senior management who are motivated to achieve the Company’s business plans, strategies and goals on an annual and long-term basis, in order to increase shareholder value.

Among other factors, in designing its compensation program, setting objectives and making incentive awards, the Board and the Compensation Committee carefully consider potential risks. A number of business risks were mapped to decision-makers and compensation programs, including:

Resource estimation and reserve determination;

Achievement of annual production and cost targets in balance with long-term development requirements at its operations; and

Achieving safety results and meeting environmental requirements.

The Board did not identify any compensation practices that are reasonably likely to have a material adverse effect on the Company.

The Board of Directors, on the advice of the Compensation Committee, has determined to structure compensation arrangements tailored to the specific circumstances of its senior management. The Board of Directors has accordingly determined that compensation paid to Mr. Neumeyer and Mr. Davila, both of whom are resident outside of Canada, should be structured as consulting/services arrangements. Please see “Summary Compensation Table”.

The Company engaged Hay Group Limited in September 2012 to provide specific advice to it on executive and director compensation matters during the most recently completed fiscal year. This advice has consisted of:

the provision of general market observations with respect to market trends and issues, and the provision of benchmark market data for the Company’s peer group, consisting of publicly traded companies having international mining operations and similar size market capitalization, revenues and total assets, including Alacer Gold Corp., Alamos Gold Inc., AuRico Gold Inc., Capstone Mining Corp., Coeur d’Alene Mines Corp., Endeavor Silver Corp., Fresnillo Plc., Hecla Mining Co., Hochschild Mining Plc., Pan American Silver Corp., Primero Mining Corp., Silver Standard Resources and Silver Wheaton Corp.

Decisions made by the Company with respect to the compensation of its officers and directors, however, are its own responsibility and may reflect factors and considerations other than the information provided to the Company by Hay Group Limited. The Company implemented changes to the compensation arrangements for its officers and directors effective January 1, 2013.

Base Salary

A Named Executive Officer’s base salary is intended to remunerate the Named Executive Officer for discharging job responsibilities and reflects the executive’s performance over time. Individual salary adjustments take into account performance contributions in connection with their specific duties. The base salaries for the Named Executive Officers are set out in their employment or consulting/service agreements, the terms of which are described below. The base salary of each executive officer is determined by the Board of Directors based on an assessment by the Compensation Committee of his or her sustained performance and consideration of competitive compensation levels for the markets in which the Company operates. In making its recommendations to the Board of Directors, the Compensation Committee also considers the particular skills and experience of the individual as well as a consideration of the Company’s immediate cash requirements with a view to providing competitive salaries without sacrificing opportunity for growth or placing undue reliance on variable compensation. A final determination on executive compensation, including salary, is made by the Board of Directors in its sole discretion based on the recommendations of the Compensation Committee and its knowledge of the industry and geographic markets in which the Company operates. While the CEO is requested to provide to the Compensation Committee his recommendation on the Named Executive Officers’ annual base salaries, the Compensation Committee and the Board make the final determination on the annual base salaries of the Named Executive Officers. The CEO does not make a recommendation with respect to his own salary. The Compensation Committee does not use any type of quantitative formula to determine the base salary level of any of the Named Executive Officers.

The Company has employment and/or consulting/service agreements with each of its Named Executive Officers. The agreements specify the terms and conditions of employment, the duties and responsibilities of the executive during this term, the compensation and benefits to be provided by the Company in exchange for the executive’s services, the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment not preceded by a change in control of the Company, and the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment that is preceded by a change in control of the Company. The Committee believes that such agreements benefit the Company by clarifying the terms of employment and ensuring the Company is protected by non-compete and nondisclosure provisions.

Following are the significant terms of each the Company’s Named Executive Officers’ employment agreements:

Services Agreement – Keith Neumeyer

The Company’s subsidiary, FMS Trading AG entered into a Services Agreement effective December 8, 2011 with Mr. Neumeyer which agreement replaces all other previous employment and service agreements. Pursuant to the Services Agreement, Mr. Neumeyer was engaged as an independent contractor for an unspecified term at a fee of CDN $700,000 per annum plus benefits and the granting of stock options and the awarding of annual bonuses which will be determined at the absolute discretion of the Board of Directors or a Committee of the Company. The Services Agreement was amended on January 1, 2013 pursuant to which Mr. Neumeyer is currently paid a fee of $850,000 per annum. A bonus in the amount of $247,955 was paid to Mr. Neumeyer during the year ended December 31, 2012 under agreements in effect for that year. The Services Agreement may be terminated by Mr. Neumeyer with 90 days’ written notice or by the Company at any time, without cause, by payment of 12 months’ base payment plus benefits. This amount would increase by two months for each additional year of engagement. In the event of a change of control, the Company is required to make severance payments to Mr. Neumeyer totaling 12 months’ base payments plus benefits set out as follows:

(i)	A market compensation review shall be conducted by an independent human resources consultant for President and CEO positions of peer organizations that meet the following selection criteria:

production stage mining companies similar in size to the peer group with operations in international locations;

Mining organizations with similar annual revenues to the peer group’s most recent annual revenues; and

Mining organizations with market capitalization levels similar to the peer group.

(ii)	The 12 months’ base payments shall be determined as 75% of the median percentile of President and CEO positions.

This termination payment to Neumeyer shall increase by two months for each additional year of service from September 26, 2003.

Consulting Agreement – Ramon Davila

The Company entered into an Employment Agreement effective January 1, 2013 with Mr. Davila which agreement replaces all other previous consulting agreements. Pursuant to the Employment Agreement, Mr. Davila is employed as Chief Operating Officer for an unspecified term at a current salary of $700,000 per annum plus benefits and the granting of stock options and the awarding of annual bonuses which are to be determined at the absolute discretion of the President, CEO and Compensation Committee of the Company. For the year ended December 31, 2012, Mr. Davila was paid a fee of $600,000 and was paid a $195,908 bonus. The Employment Agreement may be terminated by Mr. Davila with 60 days’ written notice or by the Company, at any time, without cause, by payment of 12 months’ base salary plus benefits and this payment shall increase by two months for each year of employment, from February 10, 2004, to a maximum total of 24 months base salary. In the event of a change of control, the Company is required to make severance payments to Mr. Davila totaling 12 months’ base salary and this payment amount to Mr. Davila shall increase by two months for each year of employment to a maximum total of 24 months base salary.

Employment Agreement – Raymond Polman

The Company entered into an Employment Agreement effective February 1, 2007 and amended May 1, 2007, February 1, 2008, May 20, 2008, January 1, 2010, January 1, 2011, January 1, 2012 and January 1, 2013, pursuant to which Mr. Polman is employed as Chief Financial Officer for an unspecified term at a current salary of $400,000 per annum plus benefits and the granting of stock options and the awarding of annual bonuses which were to be determined at the absolute discretion of the President, CEO and Compensation Committee of the Company. For the year ended December 31, 2012, Mr. Polman was paid a salary of $350,000 and was paid a $85,978 bonus. The Employment Agreement may be terminated by Mr. Polman with 60 days’ written notice or by the Company, at any time, without cause, by payment of 12 months’ base salary plus benefits and this payment shall increase by two months for each year of employment to a maximum total of 24 months base salary. In the event of a change of control, the Company is required to make severance payments to Mr. Polman totaling 12 months’ base salary and this payment amount to Mr. Polman shall increase by two months for each year of employment to a maximum total of 24 months base salary.

Employment Agreement – Martin Palacios

The Company entered into an Employment Agreement effective January 1, 2012 and amended January 1, 2013, pursuant to which Mr. Palacios is employed as Chief Information Officer for an unspecified term at a current salary of $275,000 per annum plus benefits and the granting of stock options and the awarding of annual bonuses which were to be determined at the absolute discretion of the President, CEO and Compensation Committee of the Company. For the year ended December 31, 2012, Mr. Palacios was paid a salary of $250,000. The Employment Agreement may be terminated by Mr. Palacios with 60 days’ written notice or by the Company, at any time, without cause, by payment of 12 months’ base salary plus benefits and this payment shall increase by two months for each year of employment to a maximum total of 24 months base salary. In the event of a change of control, the Company is required to make severance payments to Mr. Palacios totaling 12 months’ base salary and this payment amount to Mr. Palacios shall increase by two months for each year of employment to a maximum total of 24 months base salary.

Employment Agreement – Connie Lillico

The Company entered into an Employment Agreement effective July 3, 2007 and amended May 20, 2008, January 1, 2010, January 1, 2011, January 1, 2012 and January 1, 2013 pursuant to which Ms. Lillico is employed as Corporate Secretary for an unspecified term at a current salary of $250,000 per annum plus benefits and the granting of stock options and the awarding of annual bonuses which were to be determined at the absolute discretion of the President, CEO and Compensation Committee of the Company. For the year ended December 31, 2012, Ms. Lillico was paid a salary of $225,000 and was paid a $52,043 bonus. The Employment Agreement may be terminated by Ms. Lillico with 60 days’ written notice or by the Company, at any time, without cause, by payment of 12 months’ base salary plus benefits and this payment shall increase by two months for each year of employment to a maximum total of 24 months base salary. In the event of a change of control, the Company is committed to making severance payments to Ms. Lillico totaling 12 months’ base salary and this payment amount to Lillico shall increase by two months for each year of employment to a maximum total of 24 months base salary.

Performance Bonus Plan

In January 2010, the Company adopted the recommendations of its compensation consultant, as approved by the Compensation Committee, to formalize a Performance Bonus Plan for Executive Officers. The objective of the Performance Bonus Plan is to motivate and incentivize improved performance by linking bonus payments to key performance metrics such as production levels, cash costs and cash flows. The Company believes that shareholder value is primarily driven by operating measures such as growth in production and maintaining low cash costs per payable ounce and financial measures such as increasing cash flow per share. Performance target metrics are associated with stretch budget targets, as approved by the Company’s Board of Directors, and are measured annually against the annual audited financial results. The plan key metrics include the following:

Production in silver equivalent ounces – 30% weighting
Total cash cost per payable ounce – 30% weighting
Cash flow per share – 20% weighting
Total cash disbursements within budget – 10% weighting
Share price performance – 10% weighting

Total cash cost per payable ounce is equivalent to the average total cost to produce and sell one ounce of payable silver, net of by-product credits. Refer to the Non-GAAP Measures section of the Management Discussion & Analysis for the year ended December 31, 2012 for further details.

For the year ended December 31, 2012, total bonuses are assessed across all key target metrics and the maximum annual bonus payment was limited to 60% of the Chief Executive Officer and Chief Operating Officer’s salary and 35% of the Chief Financial Officer, Chief Information Officer and Corporate Secretary’s salary. Effective January 1, 2013, the maximum annual bonus payment to the CEO and Chief Operating Officer is limited to 70% of salary and the maximum annual bonus payment to the CFO, the Chief Information Officer and Corporate Secretary is limited to 35% of salary and will be paid annually.

Discretionary Bonus Payments

In addition to the Performance Bonus Plan, the Executive Officers may receive discretionary bonuses which are at the complete and ultimate discretion of the Company’s Board of Directors, the majority of whom are independent of management of the Company. The Executive Officers received a discretionary bonus in the year ending December 31, 2012. See “Information Respecting the Company – Executive Compensation – Summary Compensation Table” for information on the actual annual incentive bonus paid to each of the Named Executive Officers for the most recently completed financial year.

Option Based Awards

The stock option component of executive officers’ compensation is intended to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs. Grants under the Stock Option Plan are intended to provide long term awards linked directly to the market value performance of the Company’s shares, thereby aligning the short-term executive performance goals that are based on operational and financial results with the long-term increase in shareholder value that results from the achievement of the short-term performance goals. The Compensation Committee reviews management’s recommendations and itself recommends to the Board of Directors the granting of stock options to management, directors, officers and other employees and consultants of the Company and its subsidiaries. Stock options are granted according to the specific level of responsibility of the particular executive and the number of options for each level of responsibility is determined by the Compensation Committee. The number of outstanding options is also considered by the Compensation Committee when determining the number of options to be granted in any particular year due to the limited number of options which are available for grant under the Stock Option Plan.

Benefits and Perquisites

The primary purpose of providing benefits and limited perquisites to the Company's executives is to attract and retain the talent to manage the Company. The Company intends that the type and value of benefits and perquisites offered are to be competitive to overall market practices. Details of the benefits and perquisites provided to the Named Executive Officers are disclosed in the All Other Compensation column of the 2012 Summary Compensation Table set forth in this Information Circular. The primary benefits for the Company’s executives include participation in the Company’s broad-based plans: health and dental coverage, various company-paid insurance plans, including disability and life insurance, paid time off and paid holidays. In general, the Company will provide a specific perquisite only when the perquisite provides competitive value and promotes retention of executives, or when the perquisite provides shareholder value by increasing the efficiency of its executives, or their effectiveness in achieving their individual and corporate goals. In addition, perquisites that promote efficient performance of the Company’s executives are also considered. The limited perquisites the Company provides its executives may include a company vehicle, cellular telephone, parking stall, Spanish or English lessons and fitness classes.

Retirement Policy

The Company does not have a retirement policy for its executive officers.

Review / Modifications

The Company’s executive compensation program is reviewed and considered at least annually by the Compensation Committee to determine if the objectives of the executive compensation program are being achieved and whether any modifications to that program are required. This includes a review of base salaries payable, potential bonuses payable and entitlement and participation in equity related incentive plans for all executive officers. It also includes a review of the metrics used to assess performance, the targets established with respect to those performance metrics, whether previously established targets have been achieved and to what degree, and whether the performance metrics and targets are still appropriate in light of the then current industry, stock market and general economic conditions. The Compensation Committee considers the establishment of new performance metrics and related targets to be used to assess executive officer performance and determine executive officer compensation on a go-forward basis. In completing this review, the Compensation Committee considers the recommendations of management and the CEO in particular. Upon completion of that review, the Compensation Committee in turn makes its recommendations with respect to the Company’s executive compensation program to the full Board of Directors. The Board of Directors then approves the executive compensation program, including the individual components thereof, subject to any modifications it deems necessary.

The Compensation Committee is comprised of three independent directors. The members of the Compensation Committee are Tony Pezzotti, David Shaw and Robert Young. The Board believes that the Compensation Committee has the knowledge, experience and background required to fulfill its mandate. All of the members of the Compensation Committee have direct experience in both public and private sector executive compensation. The Compensation Committee is responsible for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers and for identifying individuals qualified to become new board members and recommending to the Board the new director nominees.

The Company engaged Hay Group Limited in September 2012 to provide specific advice to it on executive and director compensation matters during the most recently completed fiscal year. This advice has consisted of:

the provision of general market observations with respect to market trends and issues, and the provision of benchmark market data for the Company’s peer group, consisting of publicly traded companies having international mining operations and similar size market capitalization, revenues and total assets, including Alacer Gold Corp., Alamos Gold Inc., AuRico Gold Inc., Capstone Mining Corp., Coeur d’Alene Mines Corp., Endeavor Silver Corp., Fresnillo Plc., Hecla Mining Co., Hochschild Mining Plc., Pan American Silver Corp., Primero Mining Corp., Silver Standard Resources and Silver Wheaton Corp.

In addition to the compensation services provided by the Hay Group Limited to the Company to assist the board of directors and the Compensation Committee in determining compensation for the Company’s directors and executive officers, the Hay Group Limited also provided compensation services to the Company to assist management in determining compensation to its employees.

Executive Compensation-Related Fees

During the year ended December 31, 2012, the Company paid $57,005 for all fees related to the compensation review for the Company’s directors, executive officers and employees.

Performance Graph

The following graph compares the percentage change in the cumulative total shareholder return for C$100 invested in common shares of the Company on January 1, 2008 against the cumulative total shareholder return of the S&P/TSX Composite Index for five years through December 31, 2012, assuming reinvestment of all dividends. The graph also depicts total annual compensation for the Named Executive Officers in each particular year from 2008 to 2012 for comparative purposes. The change in total compensation for the Named Executive Officers from 2009 to 2010 reflects the inclusion of the Corporate Secretary, and the change from 2011 to 2012 reflects the inclusion of one new officer (Chief Information Officer).

400%
350%
300%
250%
200%
150%
100%
50%
0%
-50%
-100%
Total Shareholder Return %
20
18
16
14
12
10
8
6
4
2
0
Named Executive Officers
Total Compensation (CAD $ million)
01/01/2008
2008
2009
2010
2011
2012
Named Executive Officers Total Compensation
S&P/TSX Composite Index
First Majestic Silver Corp.

SUMMARY COMPENSATION TABLE

The following table sets forth compensation information for the fiscal year ended December 31, 2012 for the (a) President and CEO of the Company; (b) the Chief Operating Officer of the Company; (c) the Chief Financial Officer of the Company; (d) the Chief Information Officer and (e) the Corporate Secretary, who are collectively the “Named Executive Officers” for the purposes of this Information Circular.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans(2)	Long-term incentive plans

Keith Neumeyer CEO	2012 2011 2010	$703,602 $500,000 $400,000	Nil Nil Nil	$1,830,524 $1,740,214 $648,000	$247,956 $9,523 $358,073	Nil Nil Nil	Nil Nil Nil	$43,771(3) $16,92 (3) $4,576(3)	$2,825,854 $2,266,664 $1,410,649

Ramon Davila COO	2012 2011 2010	$600,000 $400,000 $360,000	Nil Nil Nil	$1,830,524 $1,305,161 $648,000	$195,908 $16,968 $227,365	Nil Nil Nil	Nil Nil Nil	$4,574(4) $10,827 (4) $4,944(4)	$2,631,006 $1,732,956 $1,240,309

Raymond Polman CFO	2012 2011 2010	$350,000 $300,000 $240,000	Nil Nil Nil	$915,262 $870,107 $852,372	$85,978 $8,519 $128,204	Nil Nil Nil	Nil Nil Nil	$3,637 $9,995 Nil	$1,354,877 $1,188,621 $1,220,576

Martin Palacios CIO	2012 2011 2010	$250,000 N/A N/A	Nil N/A N/A	$915,262 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	$3,966 N/A N/A	$1,169,228 N/A N/A

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans(2)	Long-term incentive plans
Connie Lillico Corporate Secretary	2012	$225,000	Nil	$915,262	$52,043	Nil	Nil	$9,510	$1,201,816
	2011	$185,000	Nil	$870,107	$3,524	Nil	Nil	$4,195	$1,062,826
	2010	$160,000	Nil	$630,372	$73,229	Nil	Nil	Nil	$863,601

(1)

The value of the option based awards was calculated using the Black-Scholes Option Pricing Model with the following assumptions: weighted average fair value at grant date: $9.15, expected dividend yield: nil, average risk-free interest rate: 1.25%, expected life: 3.38 years, expected volatility: 59.8% and forfeiture rate: 5%. This was the calculation under IFRS 2 as the Black- Scholes Option Pricing Model is an industry accepted model for valuing share-based payments.

(2)

Includes amounts pursuant to the Company?s bonus plan as well as discretionary bonuses. Payments from the 2010 annual bonus plan were determined in USD and translated to CAD at a rate of 1.03 which is the average rate for 2010 as posted by Bank of Canada.

(3)

Represents the cost of insurance premiums paid or payable by the Company for personal insurance and parking for Mr. Neumeyer during the years ended December 31, 2012, December 31, 2011 and December 21, 2010 and apartment compensation during the year ended December 31, 2012.

(4)	Includes the cost of insurance premiums paid or payable by the Company for personal insurance for Mr. Davila during the years ended December 31, 2012, December 31, 2011 and December 31, 2010.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the outstanding share-based awards and option-based awards granted to the Named Executive Officers during the most recently completed financial year:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout of value vested share- based awards not paid out or distributed ($)
Keith Neumeyer, CEO	200,000	$22.45	28-Nov-17	$Nil	Nil	Nil	Nil
Ramon Davila, COO	200,000	$22.45	28-Nov-17	$Nil	Nil	Nil	Nil
Raymond Polman, CFO	100,000	$22.45	28-Nov-17	$Nil	Nil	Nil	Nil
Martin Palacios, CIO	100,000	$22.45	28-Nov-17	$Nil	Nil	Nil	Nil
Connie Lillico Corporate Secretary	100,000	$22.45	28-Nov-17	$Nil	Nil	Nil	Nil

(1)	This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of the year based on the year-end share price as reported by the TSX of $20.06.

Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each Named Executive Officer:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year(2) ($)
Keith Neumeyer, CEO	$396,000	Nil	$247,955
Ramon Davila, COO	$317,625	Nil	$195,908
Raymond Polman, CFO	$239,250	Nil	$85,978
Martin Palacios, CIO	$353,500	Nil	$Nil
Connie Lillico, Corporate Secretary	$620,500	Nil	$52,043

(1)

This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. It was computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

(2)	Includes amounts pursuant to the Company’s bonus plan.

The number of options vesting to Named Executive Officers under the Stock Option Plan during the most recently completed financial year was 450,000, of which no options were exercised by the Named Executive Officers during the most recently completed financial year.

Option-Based Awards – Outstanding at Year End

The following table sets forth for each Named Executive Officer, the number of options that were outstanding as at December 31, 2012 and includes the exercise price, expiration date and the value of such options as at December 31, 2012.

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the Money Options(1) ($)

Keith Neumeyer, CEO Total	50,000 100,000 50,000 100,000 200,000 200,000 700,000	$3.62 $2.03 $3.70 $12.44 $16.09 $22.45	28-Aug-13 7-May-14 15-Dec-14 10-Dec-15 9-Dec-16 28-Nov-17	$822,000 $1,803,000 $818,000 $762,000 $794,000 $0.00 $4,999,000

Ramon Davila, COO Total	12,500 100,000 150,000 200,000 462,500	$3.70 $12.44 $16.09 $22.45	15-Dec-14 10-Dec-15 9-Dec-16 28-Nov-17	$204,500 $762,000 $595,500 $0.00 $1,562,000

Raymond Polman, CFO Total	200,000 50,000 100,000 100,000 100,000 550,000	$3.56 $3.74 $12.44 $16.09 $22.45	2-Feb-13 2-Jun-13 10-Dec-13 9-Dec-16 28-Nov-17	$3,300,000 $816,000 $762,000 $397,000 $0.00 $5,275,000

Martin Palacios, CIO Total	200,000 100,000 300,000	$15.55 $22.45	21-Nov-16 28-Nov-17	$902,000 $0.00 $902,000

Connie Lillico, Corporate Secretary Total	100,000 100,000 100,000 100,000 400,000	$4.04 $12.44 $16.09 $22.45	8-Aug-13 10-Dec-13 9-Dec-16 28-Nov-17	$1,602,000 $762,000 $397,000 $0.00 $2,761,000

(1)	This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of the year using the year-end share price as reported by the TSX of $20.06.

Termination and Change of Control Benefits

Each of the Named Executive Officers have termination and change of control benefits provided for in their employment agreements. The terms of each of the Named Executive Officer’s employment agreements is contained in this Information Circular under the heading “Statement of Executive Compensation – Compensation Discussion and Analysis”.

The following table sets out the maximum amount the Company could be obligated to pay in the event that a Named Executive Officer was terminated without cause as of December 31, 2012. The Company would also be obligated to pay the Named Executive Officer’s actual accrued base salary and expenses up to the date of termination and continue the Named Executive Officer’s health benefits and option entitlements for the period set out in their respective employment agreements.

				Total Gross
Name	Base Salary	Bonus	Vacation Pay	Payment
Keith Neumeyer(1) , CEO	$1,664,977	Nil	$42,624	$1,707,601
Ramon Davila(2) , COO	$1,200,000	Nil	Nil	$1,200,000
Raymond Polman(3) , CFO	$636,872	Nil	$54,375	$691,247
Martin Palacios(4) , CIO	$250,000	Nil	$5,895	$255,895
Connie Lillico(5) , Corporate Secretary	$390,822	Nil	$34,968	$425,790

(1)

On a termination without cause or following a change of control Mr. Neumeyer’s employment agreement and consulting agreement provide that he will be entitled to payment of twelve months’ base salary and consulting fees plus benefits. This amount will increase by two months for each additional year of employment from September 26, 2003 and is subject to a market compensation review.

(2)

On a termination without cause or following a change of control Mr. Davila’s consulting agreement provide that he will be entitled to payment of twelve months’ consulting fees. This amount will increase by two months for each additional year of consulting from February 10, 2004, to a maximum of 24 months.

(3)

On a termination without cause or following a change of control, Mr. Polman’s employment agreement provides that he will be entitled to payment of twelve months’ base salary plus benefits. This amount will increase by two months for each additional year of employment to a maximum total of 24 months base salary.

(4)

On a termination without cause or following a change of control, Mr. Palacios’ employment agreement provides that he will be entitled to payment of twelve months’ base salary plus benefits. This amount will increase by two months for each additional year of employment to a maximum total of 24 months base salary.

(5)

On a termination without cause or following a change of control, Ms. Lillico’s employment agreement provides that she will be entitled to payment of twelve months’ base salary plus benefits. This amount will increase by two month for each additional year of employment to a maximum total of 24 months base salary.

PART SIX
OTHER INFORMATION

Normal Course Issuer Bid

On March 11, 2013, the Company announced a normal course issuer bid (the “NCIB”) giving it the right to purchase up to 5,848,847 common shares of its own issue in the open market through the facilities of the Toronto Stock Exchange for the 12 month period ending on March 12, 2013. From March 11, 2013 to April 1, 2013, the Company has not made any purchases under the NCIB.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out, as of the end of the Company’s financial year ended December 31, 2012, the information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by securityholders	4,603,520	$12.59	7,072,164
Equity compensation plans not approved by securityholders	329,377	$25.36	Nil
Totals	4,932,897	$13.44	7,072,164

Indebtedness of Directors and Senior Officers to the Company

No director or senior officer of the Company or any associate or affiliate of any such director or senior officer is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year.

Interest of Informed Persons In Material Transactions

Other than as set forth in this Information Circular, none of the persons who were directors or executive officers of the Company or a subsidiary of the Company at any time during the Company's last financial year, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of any such person, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction, which has materially affected or would materially affect the Company.

Management Contracts

The management functions of the Company are not to any substantial degree performed by any person other than the senior officers and the Board of Directors of the Company.

Audit Committee

As required by National Instrument 52-110, information about the Company’s Audit Committee is provided in the Company’s most recent Annual Information Form (“AIF”) under “Directors and Officers”. The AIF may be obtained from the Company’s disclosure documents available on the SEDAR website at www.sedar.com.

Additional Information

Additional information relating to the Company can be found on the SEDAR website at www.sedar.com. Financial information concerning the Company is also provided in the Company’s comparative financial statements for the year ended December 31, 2012.

Shareholders may obtain a copy of the Company’s financial statements and management’s discussion and analysis upon request to the Company at Suite 1805 – 925 West Georgia Street, Vancouver, BC, V6C 3L2 or can view them on the Company’s website at www.firstmajestic.com.

Approval of the Board of Directors

The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the Board of Directors of the Company.

Certificate

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia the 24th day of April, 2013.

“Keith Neumeyer”

Keith Neumeyer,
President and Chief Executive Officer

APPENDIX “A”
ADVANCE NOTICE POLICY

INTRODUCTION

The Company is committed to: (a) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (b) ensuring that all shareholders receive adequate notice of nominations for election as directors and sufficient information with respect to all nominees; and (c) allowing shareholders to make an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of this Advance Notice Policy (the “Policy”) is to provide shareholders, directors and management of the Company with a clear framework for nominating individuals for election as directors. This Policy fixes a deadline by which holders of record of common shares of the Company must submit nominations for election as directors to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company in order for any nominee to be eligible for election as a director at any annual or special meeting of shareholders.

It is the position of the board of directors (the “Board”) of the Company that this Policy is in the best interests of the Company, its shareholders and other stakeholders. This Policy will be subject to review by the Board from time to time, and may be amended by majority vote of the Board for purposes of, among other things, complying with the requirements of applicable securities regulatory agencies or stock exchanges, or so as to meet industry standards.

NOMINATIONS OF DIRECTORS

1.

Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the Board at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors, may be made:

	(a)	by or at the direction of the Board, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a “proposal” made in accordance with Division 7 of the Business Corporations Act (British Columbia) (the “Act”), or a requisition of the shareholders made in accordance with section 167 of the Act; or

(c)

by any person (a “Nominating Shareholder”): (i) who, at the close of business on the date on which the Nominating Shareholder gives the notice provided for below in this Policy and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (ii) who otherwise complies with the notice procedures set forth below in this Policy.

2.

In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must deliver notice (“Notice”) thereof that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Secretary of the Company at the principal executive offices of the Company.

3.	To be timely, the Notice must be delivered to the Secretary at the principal executive offices of the Company:

(a)

in the case of an annual meeting of shareholders, not less than 35 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, the Notice may be delivered not later than the close of business on the tenth day following the Notice Date; and

(b)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The time periods for the giving of Notice set forth above shall in all cases be determined based on the original date of the applicable meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of Notice.

4.	To be in proper written form, a Notice must set forth:

(a)

as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the citizenship of such person; (D) the class or series and number of shares of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such Notice; and (E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

(b)

as to the Nominating Shareholder giving the Notice, full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

5.

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the Chairman. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in this Policy and, if any proposed nomination is not in compliance with this Policy, to declare that such defective nomination shall be disregarded.

6.	For purposes of this Policy:

(a)

“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com and under its profile under the Electronic Data Gathering and Retrieval system at www.sec.gov;

(b)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each relevant province and territory of Canada and all applicable securities laws in the United States; and

(c)	“business day” means a day other than a Saturday, Sunday or statutory holiday in British Columbia.

7.

Notwithstanding any other provision of this Policy, notice given to the Secretary of the Company pursuant to this Policy may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Secretary at the address of the principal executive offices of the Company, by email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy.

EFFECTIVE DATE

This Policy was approved and adopted by the Board on April 11, 2013 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date.

GOVERNING LAW

This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

APPENDIX “B”
BOARD OF DIRECTORS MANDATE

I.	INTRODUCTION

A.

The First Majestic Silver Corp. (“First Majestic” or the “Company”) Board of directors (the “Board”) has a primary responsibility to foster the short and long-term success of the Company and is accountable to the shareholders.

B.

The Board is responsible under law for the management or for supervising the management of the Company’s business and affairs. In supervising the conduct of the business, the board, through the Chief Executive Officer (the “CEO”) sets the standards of conduct for the Company.”

	C.	This mandate is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.	COMPOSITION AND BOARD ORGANIZATION

A.

Nominees for directors are initially considered and recommended by the Board’s Compensation and Nominating Committee in conjunction with the Board Chair, approved by the entire Board and elected annually by the shareholders.

	B.	A majority of directors comprising the Board must qualify as independent directors (as defined in National Instrument 58-201 Disclosure of Corporate Governance Practices.

	C.	Certain of the Board’s responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their mandates.

III.	DUTIES AND RESPONSIBILITIES

	A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

i)

annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Compensation and Nominating Committee;

ii)	appointing, determining the composition of and setting the terms of reference for, Board committees;

iii)	determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair, committees and directors in fulfilling their responsibilities;

iv)	assessing the adequacy and form of director compensation;

v)	assuming responsibility for the Company’s governance practices;

vi)	establishing new director orientation and ongoing director education processes;

vii)	ensuring that the independent directors meet regularly without executive directors and management present;

viii)	setting the terms of reference for the Board; and

ix)	appointing the secretary to the Board.

B.	Human Resources

The Board has the responsibility to:

	i)	provide advice and counsel to the CEO in the execution of the CEO’s duties;

	ii)	appoint the CEO and plan CEO succession;

	iii)	set terms of reference for the CEO;

	iv)	annually approve corporate goals and objectives that the CEO is responsible for meeting;

	v)	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

	vi)	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

	vii)	set the CEO’s compensation;

	viii)	approve the CEO’s acceptance of significant public service commitments or outside directorships;

	ix)	approve decisions relating to senior management, including:

		a.	review senior management structure including such duties and responsibilities to be assigned to officers of the Company;

b.	on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;

c.	review compensation plans for senior management including salary, incentive, benefit and pension plans; and

d.	employment contracts, termination and other special arrangements with executive officers, or other employee groups.

x)	approve certain matters relating to all employees, including:

	a.	the Company’s broad compensation strategy and philosophy;

	b.	new benefit programs or material changes to existing programs; and

xi)	ensure succession planning programs are in place, including programs to train and develop management.

C.	Strategy and Plans

The Board has the responsibility to:

	i)	adopt and periodically review a strategic planning process for the Company;

ii)

participate with management, in the development of, and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

	iii)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

	iv)	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

	v)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company; and

	vi)	approve material divestitures and acquisitions.

D.	Financial and Corporate Issues

The Board has the responsibility to:

	i)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

ii)

review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including quarterly results press releases and quarterly financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

iii)	declare dividends;

iv)

approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses; and recommend changes in authorized share capital to shareholders for their approval;

v)	approve the incurring of any material debt by the Company outside the ordinary course of business;

vi)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

vii)	recommend the appointment of external auditors and approve auditors’ fees.

E.	Business and Risk Management

The Board has the responsibility to:

	i)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

	ii)	approve any plans to hedge silver sales; and

	iii)	evaluate and assess information provided by management and others about the effectiveness of risk management systems.

F.	Policies and Procedures

The Board has the responsibility to:

	i)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

ii)

approve and act as the guardian of the Company’s corporate values, including the implementation of a Code of Business Conduct and Ethics for the Company and management’s procedures to monitor compliance with the Code of Business Conduct and Ethics;

	iii)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

	iv)	establish the Company’s Environmental, Health and Safety Policy.

G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

	i)	ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

	ii)	approve and periodically review the Company’s communications policy;

	iii)	ensure the Board has measures in place to receive feedback from shareholders;

iv)	approve interaction with shareholders on all items requiring shareholder response or approval;

v)	ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

vi)	ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

vii)

ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

viii)	ensure timely reporting of any other developments that have a significant and material effect on the Company; and

ix)	report annually to the shareholders on the Board’s stewardship for the preceding year.

IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

	A.	The Board is responsible for:

		i)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

		ii)	recommending changes in the Articles and Bylaws, matters requiring shareholder approval, and setting agendas for shareholder meetings.

	B.	B.C. law identifies the following as legal requirements for the Board:

		i)	act honestly and in good faith with a view to the best interests of the Company, including the duty:

			a.	to disclose conflicts of interest;

			b.	not to appropriate or divert corporate opportunities;

			c.	to maintain confidential information of the Company and not use such information for personal benefit; and

			d.	disclose information vital to the business of the Company in the possession of a director;

		ii)	exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

		iii)	act in accordance with the Business Corporations Act (British Columbia)

(BCBCA) and any regulations, by-laws and unanimous shareholder agreement.

EFFECTIVE DATE

This Mandate was implemented by the Board on December 10, 2010.